Exhibit 99.20

EXPENSES

The amount or estimated amount, itemized in reasonable detail, of expenses (other than underwriting discounts and commissions) incurred or borne by or for the account of Québec (the “Issuer”) in connection with the issuance and sale of the US$50,000,000 Medium-Term Notes, Series A, Floating Rate Notes Due September 4, 2018 or properly chargeable thereto, including legal, engineering, certification and other charges.

SEC filing fees and expenses	U.S.$	5,035

Printing and engraving fees and expenses		1,500

Legal fees and expenses (Miller Thomson)		5,000

Fiscal Agent and registrar fees and expenses		4,000

	U.S.$	35,605